May 1, 2025

Mariam Sorond
Chief Executive Officer
NEXTNAV INC.
11911 Freedom Drive
Suite 200
Reston, VA 20190

       Re: NEXTNAV INC.
           Registration Statement on Form S-3
           Filed April 25, 2025
           File No. 333-286758
Dear Mariam Sorond:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kristin Baldwin at 202-551-7172 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   David Bartz